UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 29, 2021	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

FOURTH QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Announces Fourth Quarter 2020 Results

SHENZHEN, PRC – January 29, 2021 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited financial results for the quarter ended December 31, 2020.

KEY HIGHLIGHTS

In the quarter ended December 31, 2020:

•	Revenue was $68.6 million in the fourth quarter of 2020, an increase of $67.8 million or 8,076.0% year-on-year.
•	Net income from operations was $34.9 million, increased from net loss from operations of $4.6 million year-on-year.
•	Consolidated net income was $28.7 million in the fourth quarter of 2020, an increase of $30.4 million year-on-year.
•	Real estate properties under development was $312.1 million as of December 31, 2020, an increase of $60.5 million or 24.0% year-on-year.
•

Real estate properties held for lease, net increased by $61.8 million in the fourth quarter of 2020, mainly due to the transfer of Towers 2 and 4 of Nam Tai Inno Park from real estate properties under development.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2019	YoY(%)(a)	2020	2019	YoY(%)(a)
Revenue	$68,597	$839	8,076.0%	$71,206	$2,965	2,301.6%
Gross profit	$43,342	$367	11,709.8%	$43,825	$1,609	2,623.7%
Net income (loss) from operations	$34,929	$(4,596)	—	$20,943	$(17,335)	—
% of revenue	50.9%	(547.8)%	—	29.4%	(584.7)%	—
per share (diluted)	$0.61	$(0.12)	—	$0.48	$(0.45)	—
Consolidated net income (loss)	$28,695	$(2,093)	—	$16,885	$(13,191)	—
% of revenue	41.8%	(249.5)%	—	23.7%	(444.9)%	—
Basic earnings (loss) per share	$0.50	$(0.05)	—	$0.39	$(0.34)	—
Diluted earnings (loss) per share	$0.50	$(0.05)	—	$0.39	$(0.34)	—
Weighted average number of shares (’000)
Basic	56,839	38,585		43,446	38,331
Diluted	56,860	38,585		43,479	38,331

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	As of December 31,	As of December 31,
	2020	2019
Cash and cash equivalents(a)	$211,131	$130,218
Restricted cash	$2,064	$—
Short-term investments(b)	$—	$2,166
Prepaid expenses and other receivables	$7,141	$9,338
Real estate properties held for sales type lease	$31,558	$—
Real estate properties under development, net	$312,138	$251,685
Property, plant and equipment, net	$26,568	$25,950
Real estate properties held for lease, net	$92,207	$—
Right of use assets	$9,695	$4,078
Deferred income tax assets	$3,842	$2,011
Total assets	$700,851	$430,410
Accounts payable	$61,559	$36,676
Advance from customers	$69,722	$67,642
Lease liabilities	$10,308	$4,171
Short-term bank loans	$—	$1,410
Long-term bank loans	$122,883	$95,942
Deferred income tax liabilities	$7,395	$—
Total shareholders’ equity	$420,777	$214,738
Total number of common shares issued	57,853	38,632

Notes:

(a)	Cash and cash equivalents include all cash balances, time deposit with an original maturity of three months or less when purchased, and money market funds or instruments of similar nature.
(b)

Short-term investments include all highly liquid investments with original maturities of greater than 3 months and less than 12 months and investments that are expected to be realized in cash during the next 12 months.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2020

Key Highlights of Financial Position

	As of December 31,	As of December 31,
	2020	2019
Ratio of cash(a) to current liabilities	1.43	1.16
Current ratio(b)	2.57	1.25
Debt ratio(c)	40.0%	50.1%
Return on equity	5.3%	(6.0)%
Ratio of total liabilities to total equity	0.67	1.00

Notes:

(a)	Cash in this financial ratio includes cash, cash equivalents and short-term investments.
(b)	Current ratio equals current assets, including prepaid expenses and other receivables, divided by current liabilities for the period.
(c)	Debt ratio equals total liabilities divided by total assets for the period.

FINANCIAL RESULTS

Revenue

Revenue for the fourth quarter of 2020 was $68.6 million compared to $0.8 million in the fourth quarter of 2019. Revenue for the fourth quarter of 2020 mainly consisted of sales type lease income of $66.7 million and operating lease income of $0.7 million from Nam Tai Inno Park recognized following the delivery of the dormitory units, and rental income of $0.8 million from existing factory buildings located on the sites of Inno Valley and Wuxi, and $0.3 million from Nam Tai•U-Creative Space (Lujiazui) and Nam Tai • Tang Xi Technology Park. Revenue for the fourth quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Revenue for the twelve months of 2020 was $71.2 million, compared to $3.0 million in the twelve months of 2019. Revenue for the twelve months of 2020 mainly consisted of sales type lease income of $66.7 million and operating lease income of $0.7 million from Nam Tai Inno Park and rental income of $2.5 million from existing factory buildings located on the sites of Inno Valley and Wuxi, $0.6 million from Nam Tai•U-Creative Space (Lujiazui) and Nam Tai • Tang Xi Technology Park, and other income of $0.6 million which was mainly management service and utility fees collected from tenants. Revenue for the twelve months of 2019 mainly consisted of rental income of $2.5 million from the existing factory buildings located on the sites of Inno Valley and Wuxi, and other income of $0.5 million which was mainly management service and utility fees collected from tenants.

Gross Profit

Gross profit for the fourth quarter of 2020 was $43.3 million compared to $0.4 million in the fourth quarter of 2019. Gross profit for the fourth quarter of 2020 was primarily attributable to the revenue of $68.6 million, partially offset by cost of $25.3 million for the period, which was mainly for the land acquisition and construction costs of projects and leasing costs. Gross profit for the fourth quarter of 2019 was primarily attributable to the revenue of $0.8 million, partially offset by cost of $0.4 million for the period, which was mainly for leasing costs. The increase in gross profit for the fourth quarter of 2020, year-on-year, was primarily due to the delivery of the dormitory units of Nam Tai Inno Park.

Gross profit for the twelve months of 2020 was $43.8 million compared to $1.6 million in the twelve months of 2019. Gross profit for the twelve months of 2020 was primarily attributable to the revenue of $71.2 million, offset by cost of $27.4 million for the period, which was mainly for the land acquisition and construction costs of projects and leasing costs. Gross profit for the twelve months of 2019 was primarily attributable to the revenue of $3.0 million, partially offset by cost of $1.4 million for the period, which was mainly for leasing costs.

Net Income (Loss) from Operations

Net income from operations for the fourth quarter of 2020 was $34.9 million compared to net loss from operations of $4.6 million in the fourth quarter of 2019. Net income from operations for the fourth quarter of 2020 was primarily attributable to gross profit of $43.3 million, which was partially offset by general and administrative expenses of $6.5 million, and selling and marketing expenses of $1.9 million. Net loss from operations for the fourth quarter of 2019 was primarily attributable to general and administrative expenses of $3.9 million, and selling and marketing expenses of $1.1 million, which were partially offset by gross profit of $0.4 million. Compared with the fourth quarter of 2019, the increase of $2.6 million in general and administrative expenses for the fourth quarter of 2020 was primarily due to the increase of $3.7 million in agent and professional fees, partially offset by the decrease of $1.0 million in salary and staff welfare benefits. The increase in selling and marketing expenses of $0.8 million for the fourth quarter of 2020 was primarily due to the increase in marketing and commission fees of $0.2 million, salary and welfare benefits of $0.1 million and property management service fee of $0.3 million incurred by Nam Tai Inno Park and Nam Tai Technology Center.

Net income from operations for the twelve months of 2020 was $20.9 million compared to net loss from operations of $17.3 million in the twelve months of 2019. Net income from operations for the twelve months of 2020 was primarily attributable to gross profit of $43.8 million, which was partially offset by general and administrative expenses of $15.9 million, and selling and marketing expenses of $7.0 million. Net loss from operations for the twelve months of 2019 was primarily attributable to general and administrative expenses of $12.5 million and selling and marketing expenses of $6.5 million, which were partially offset by gross profit of $1.6 million for the period. Compared with the twelve months of 2019, the increase of $3.4 million in general and administrative expenses for the twelve months of 2020 was mainly due to the increase in agent and professional fees of $4.6 million, partially offset by the decrease in salary and staff welfare benefits of $1.3 million. The increase in selling and marketing expenses of $0.5 million for the twelve months of 2020 was mainly due to the increase in the salary and staff welfare benefits of $0.4 million and the increase in the property management expenses of $0.7 million, offset by the decrease in marketing and commission fees of $0.5 million.

Consolidated Net Income (Loss)

Consolidated net income for the fourth quarter of 2020 was $28.7 million compared to net loss of $2.1 million in the fourth quarter of 2019. Consolidated net income for the fourth quarter of 2020 was primarily attributable to net income from operations of $34.9 million, interest income of $0.3 million from time deposits and other income, net, of $0.06 million, partially offset by deferred income tax expenses of $6.6 million. Consolidated net loss for the fourth quarter of 2019 was primarily attributable to net loss from operations of $4.6 million, which was partially offset by interest income of $0.4 million from time deposits, other income, net, of $0.4 million and deferred income tax credit of $1.7 million.

Consolidated net income for the twelve months of 2020 was $16.9 million compared to net loss of $13.2 million in the twelve months of 2019. Consolidated net income for the twelve months of 2020 was primarily attributable to net income from operations of $20.9 million, interest income of $1.3 million from time deposits and other income, net, of $0.04 million, offset in part by deferred income tax expenses of $5.4 million. Consolidated net loss for the twelve months of 2019 was primarily attributable to net loss from operations of $17.3 million and other expenses, net, of $0.3 million, offset in part by interest income of $2.4 million and deferred income tax credit of $2.0 million.

Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents, and short-term investments increased by $78.7 million in the twelve months of 2020 from $132.4 million as of December 31, 2019 to $211.1 million as of December 31, 2020, including $150.0 million in a secure, insured cash management fund that can be subscribed and redeemed weekly. The increase was primarily attributable to net cash provided by financing activities of $193.0 million, partially offset by net cash used in operating activities of $53.9 million and investing activities of $51.7 million, and an exchange rate effect of $4.4 million in the twelve months of 2020. The net cash provided by financing activities was primarily attributable to proceeds from a private placement and shares option exercise of $174.5 million.

Restricted Cash

Restricted cash increased by $2.1 million in the twelve months of 2020. No restricted cash existed at the end of 2019. The increase consisted of a security cash deposit of $1.2 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and a security cash deposit of $0.9 million for our bank loan from Bank of China. We expect that there will be no significant risk to the deposits.

Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables decreased by $2.2 million in the twelve months of 2020 from $9.3 million as of December 31, 2019 to $7.1 million as of December 31, 2020. The decline was primarily due to the decrease of $0.4 million in other current assets, $0.2 million in interest receivable, $0.3 million in other receivables and $1.3 million in prepayments.

Real Estate Properties Held for Sales Type Lease

Real estate properties held for sales type lease amounted to $31.6 million as of December 31, 2020, which was primarily due to the transfer of Towers 8, 9 and 10 of Nam Tai Inno Park from real estate properties under development in 2020.

Real Estate Properties under Development, Net

Real estate properties under development increased by $60.5 million in the twelve months of 2020 from $251.7 million as of December 31, 2019 to $312.1 million as of December 31, 2020, primarily attributable to the increase of $35.3 million for the construction of Nam Tai Technology Center, $27.4 million for the construction of Nam Tai Inno Park and $121.6 million for the land price and construction of Nam Tai • Longxi, which were partially offset by the net decrease of $123.7 million in Nam Tai Inno Park driven mainly by the transfer of Towers 1, 2, 4, 6, and 7 to real estate properties held for lease, net and 8, 9 and 10 to real estate properties held for sales type lease.

Real Estate Properties Held for Lease, Net

Real estate properties held for lease, net increased by $92.2 million in the twelve months of 2020, which was primarily attributable to the transfer of Towers 1, 2, 4, 6, and 7 of Nam Tai Inno Park from real estate properties under development in 2020. We did not have real estate properties held for lease, net as of December 31, 2019.

Right of Use Assets

Right of use assets increased by $5.6 million in the twelve months of 2020 from $4.1 million as of December 31, 2019 to $9.7 million as of December 31, 2020. The increase was primarily due to the recognition of right of use assets of $5.9 million for Nam Tai • U-Creative Space (Lujiazui). In addition, the recognition of right of use assets for Nam Tai • Tang Xi Technology Park and Hong Kong office decreased by a total of $0.3 million, in accordance with Accounting Standards Codification (“ASC”) 842 Leases which became effective on January 1, 2019.

Deferred Income Tax Assets

Deferred income tax assets increased by $1.8 million in the twelve months of 2020 from $2.0 million as of December 31, 2019 to $3.8 million as of December 31, 2020. The increase was primarily due to the loss of $6.6 million incurred during the construction of Nam Tai Technology Center in the twelve months of 2020, which was expected to be utilized in the next five years.

Accounts Payable

Accounts payable increased by $24.9 million in the twelve months of 2020 from $36.7 million as of December 31, 2019 to $61.6 million as of December 31, 2020. The increase was primarily attributable to project payables for Nam Tai Technology Center, Nam Tai Inno Park and Nam Tai • Longxi of $11.9 million, $6.5 million and $6.4 million, respectively.

Advance from Customers

Advance from customers increased slightly by $2.1 million in the twelve months of 2020 from $67.6 million as of December 31, 2019 to $69.7 million as of December 31, 2020, which was primarily attributable to an increase of $67.7 million in prepaid rent received from customers of Nam Tai Inno Park offset by recognition of revenue of $64.7 million from the prepaid rent for the units delivered to the customers in the period.

Lease Liabilities

Lease liabilities increased by $6.1 million in the twelve months of 2020 from $4.2 million as of December 31, 2019 to $10.3 million as of December 31, 2020. The increase was primarily due to the recognition of lease liabilities of $6.3 million for Nam Tai • U-Creative Space (Lujiazui), which was offset by the decrease of lease liabilities for Nam Tai • Tang Xi Technology Park and Hong Kong office by a total of $0.3 million in accordance with ASC 842 Leases.

Long-term Bank Loans

Long-term bank loans increased by $26.9 million in the twelve months of 2020, from $95.9 million as of December 31, 2019 to $122.9 million as of December 31, 2020. As of December 31, 2020, the balance of long-term bank loans primarily consisted of borrowings of $6.9 million from Bank of Beijing, $95.6 million from Bank of China, $16.4 million from Xiamen International Bank, and $4.1 million from Industrial Bank (China). The increase was primarily due to the withdrawal of $41.8 million from Bank of China, $16.9 million from Xiamen International Bank and $17.8 million from Shenzhen Rural Commercial Bank and $6.9 million of effect of exchange rate changes. In the fourth quarter of 2020, the Company made a repayment of $19.5 million. The total repayment in the twelve months of 2020 amounted to $56.5 million.

Deferred Income Tax Liabilities

As of December 31, 2020, deferred income tax liabilities amounted to $7.4 million, which was primarily due to the revenue recognition on the units delivered in Nam Tai Inno Park. Deferred tax liabilities are computed for the differences between financial statement and tax bases that will result in future taxable income.

Liquidity and Capital Resources

As of December 31, 2020, the Company had total cash and cash equivalents of $211.1 million. As of December 31, 2019, the Company had total cash and cash equivalents and short-term investments of $132.4 million.

Please refer to the Company’s Condensed Consolidated Statements of Comprehensive Income for the periods ended December 31, 2020 and 2019 for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Leasing Progress

As of December 31, 2020, we had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and 15% was located in Wuxi and Shanghai. As of December 31, 2020, the occupancy rate of our Shenzhen projects, including pre-leasing areas, was approximately 48%, and that of our Wuxi and Shanghai projects was approximately 98%. The occupancy rate of Nam Tai Inno Park was 43%, an increase of twelve percentage points from the quarter ended September 30, 2020.

Projects	Leasable Area as of December 31, 2020	Leased Area as of December 31, 2020	Occupancy Rate
Shenzhen	310,193	148,268	48%
Nam Tai Inno Park	264,337	112,771	43%
Nam Tai Inno Valley	38,270	29,561	77%
Nam Tai • Tang Xi Technology Park	7,586	5,936	78%
Wuxi & Shanghai	54,809	53,630	98%
Wuxi facilities	50,828	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	2,802	70%
Total	365,002	201,898	55%

On November 10, 2020, the Launch Ceremony and Innovation & Entrepreneurship Policy Salon of Nam Tai • U-Creative Space (Guangming) was successfully held in Nam Tai Inno Park. Under the supervision of the Science and Technology Innovation Association of Guangming Science City, the event attracted the attendance of nearly 40 industry investment institutions and technology companies. Nam Tai • U-Creative Space (Guangming) is located in Tower 1 of Nam Tai Inno Park with a total floor area of about 1,200 square meters. Equipped with various intelligent shared spaces such as conference rooms, roadshow halls and negotiation rooms, the project is positioned to meet the research and development, office and business needs of start-ups, especially targeting young companies in the fields of artificial intelligence and new materials.

Project Construction and Development Progress

•

For Nam Tai Inno Park, as of December 31, 2020, approximately 600 dormitory units in Towers 8 and 9 were delivered to our tenants and the construction of Towers 2 and 4 was completed. In the fourth quarter of 2020, we attracted 43 corporate tenants, mostly from the health, technology and related industries. We will continue to deliver the units to our tenants in 2021. Since the construction of Nam Tai Inno Park was almost completed, we will discontinue uploading site photos of the project on our corporate website from February 2021.

•

For Nam Tai Technology Center, we completed the basement foundation work as of December 31, 2020, and are currently undergoing the construction of main structures of Towers A, B, C and D. We expect to meet the construction and development conditions for applying the pre-sale permit for the project in the first half of 2021.

•

For Nam Tai Inno Valley, we are still in the process of obtaining approval for our urban renewal application. Before obtaining the approval from the authority, we will continue to lease out the units in Nam Tai Inno Valley with short-term tenancy. The occupancy rate was 77% as of December 31, 2020.

•

For Nam Tai • Longxi, as of December 31, 2020, we obtained the construction works planning permit and construction works commencement permit. At present, the basement works are being conducted. Pre-sale of the project is expected to commence around the third quarter of 2021. Investors may visit the “Project Developments - Nam Tai Projects - Nam Tai Technology Center - Site Photo” section of our corporate website for site photos of the project, which will be regularly updated, from February 2021.

Industrial Operation Progress

•

In December 2020, the Nam Tai Inno Park Branch of Guangming District Administration Service Center (the “Branch”) was officially opened in the Nam Tai Inno Park Industry Service Center located at Tower 4 of the park with a floor area of about 1,700 square meters. The Branch is equipped with comprehensive self-service terminals that can process various government affairs, offering convenient, 24-hour service to enterprises and workers in the surrounding areas. The Branch aims to set a benchmark of government services in the Guangming Phoenix area.

•

In the fourth quarter of 2020, we held several industrial activities, including a campus talent recruitment fair to assist our enterprise tenants in recruitment, and a special exchange activity with the theme of “Enter Mindray and Experience Life, Health and Safety Technology” to promote the communication and cooperation between leading companies and our tenants. These activities demonstrated our industrial operation capabilities and fostered our cooperation with enterprise tenants and technology companies.

Real Estate Market Update

In 2020, the commercial housing market in Shenzhen remained buoyant. According to CRIC Research, the transaction area of commercial housing increased by approximately 16.2% year-on-year to 5.27 million square meters. In contrast, burdened by the COVID-19 pandemic, office supply and demand in Shenzhen showed a downward trend in 2020. The supply of office space in 2020 was 1.49 million square meters, declining by 2% year-on-year, and the transaction area in 2020 dropped by 9% year-on-year to 0.64 million square meters.

The commercial housing market in Dongguan performed well in 2020. According to CRIC Research, the transaction area and supply area of commercial housing market in Dongguan in 2020 reached 7.47 million and 6.52 million square meters, respectively, with a year-on-year growth of 27% and 41%. The average transaction price of commercial housing in Dongguan in 2020 increased by approximately 15% to RMB24,494 per square meter. In addition, the land market recorded strong performance. The land supply through auction conducted by the city in 2020 was about 7.08 million square meters, up 63% year-on-year, and the transaction volume in 2020 was 6.67 million square meters, surged by 70% year-on-year, both hit record high in the last nine years.

Policy Update

On October 30, 2020, the Government of Guangdong province and the Hong Kong Special Administrative Region Government jointly issued the 2020 Work Plan of the Framework Agreement on Hong Kong/Guangdong Co-operation (“2020 Work Plan”). The direction and objectives of the 2020 Work Plan continue to be the implementation of the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area (“Outline Development Plan”) and the further deepening of the co-operation between Guangdong and Hong Kong. The 2020 Work Plan covers a diverse range of issues in eight major areas, including joint development of an international innovation and technology hub; fostering of co-operation in modern service industries (including co-operation in the financial services sector, professional services, cultural sector and tourism); forwarding co-operation in education, talents and youth matters; developing an internationalized business environment; joint development of a quality living circle, etc. It aims to further facilitate exchanges between residents of Guangdong and Hong Kong, improve the quality of living of the people, forward the development in innovation and technology, and strengthen co-operation in various sectors and industries, thereby contributing to the joint endeavor of Guangdong and Hong Kong to support and lead the Guangdong-Hong Kong-Macao Greater Bay Area (Greater Bay Area) in the economic development and opening up of the country.

On December 30, 2020, the Shenzhen Committee of the Communist Party’s Proposals for Formulating the 14th Five-Year Plan (2021-2025) for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 were released. During the period of the 14th Five-Year Plan, it is suggested that Shenzhen should deepen and improve the whole-process innovation ecological chain and build a technological and industrial innovation highland with global influence; speed up the construction of the Shenzhen metropolitan area and enhance the transportation network. It is planned to construct 1,000 kilometers subways, 1,000 kilometers light rail and intercity railways, and 1,000 kilometers high-speed roads in Shenzhen by 2025. It is also planned to make Shenzhen a world-class capital of innovation, entrepreneurship and creativity by 2035.

RISKS RELATED TO OUR BUSINESS

Legal Proceedings

In October 2020, IsZo Capital LP (“Claimant”) commenced legal proceedings against us and other parties in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “Court”). The claims contested, among other things, that the private placement previously announced by us on October 5, 2020 was invalid and should be set aside, and the Claimant also seeks to require us to hold a meeting of the members of the Company regarding the election of directors. In an order made ex parte, without notice to us, the Court granted the Claimant’s request for a preliminary injunction enjoining us from taking certain corporate actions pending additional hearings to be held before the Court. In a Court hearing subsequent to the order, we have provided undertakings to the Court that we will continue the preservation of the position until the Court has the opportunity to consider additional details and evidence related to the claims and the injunction has not been continued. The Court made an Order on November 30, 2020 in which the undertakings given by the Company were amended. These amendments were made after the negotiations with the Claimant and the amended order is intended to be less restrictive to the operations of the Company. The trial of the proceedings will commence on January 29, 2021. The closing arguments of the trial are expected to be heard in late February 2021.

To avoid the unnecessary litigation costs on West Ridge Investment Company Limited (the “Third Defendant”) and to address an ancillary claim issued by the Third Defendant efficiently, the Third Defendant, the Claimant and us agreed on December 14, 2020 that the Company will provide an indemnity to the Third Defendant if the Claimant is successful in its claim to set aside the PIPE transaction dated October 5, 2020. The Claimant agreed to stay its claim against the Third Defendant, and the Third Defendant agreed to be bound by a judgment against us, the First Defendant.

The ongoing litigation may cause concerns from our lending banks and local authorities regarding our financial condition, results of operations and cash flow. If the outcome of the litigation initiated by IsZo is not favorable to the Company, and the PIPE transaction dated October 5, 2020 was to be set aside, the lending banks may accelerate payment of all or any part of the loans under their relevant loan agreements and/or enforce all or any of the security for such loans in a short time, while local authorities may further scrutinize on our application of licenses, permits and certificates for development of real estate. We may encounter serious delays and difficulties in obtaining adequate financing and necessary approvals from the authorities, which could adversely affect our business, cash flow, financial conditions and reputation, as well as lead to liquidity crisis of the Company or bankruptcy.

We are currently unable to estimate the potential loss, if any, associated with the resolution of the claim. We anticipate that we will continue to be a target for lawsuits in the future. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

The litigation process may divert management’s attention from the day-to-day operations of the company, which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

For more details on the risks related to our business, please refer to “Item 3-Key Information-D Risk Factors-Risks Related to Our Business” in our most updated annual report on Form 20-F.

OPERATING RESULTS

As of December 31, 2020
(By Floor Area)	(in square meter)
Projects Completed	190,722
Projects Under Development	450,094
Projects For Future Development	170,200
Total	811,016

Project Portfolio - As of December 31, 2020

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	114,520(c)
Total GFA	Completed(d)	190,722(e)	-	-	-
	Under Development (sq.m.)	140,979	194,595	-	114,520(c)
	Future Development (sq. m.)	-	-	170,200(b)	-
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of our projects are based on our development plans or certificates issued by the relevant authority subject to adjustment upon the final approval.
(b)

The gross floor area is based on the assumption that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. We cannot guarantee that we will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	The figure was adjusted from 110,271 square meters to 114,520 square meters upon the adjustment of land use planning in November 2020.
(d)	Properties completed refer to the status following the completion of the construction of the properties, the registration of the completion acceptance and the internal acceptance criteria.
(e)	As of December 31, 2020, the construction of Towers 1, 2, 4, 6, 7, 8, 9 and 10 of Nam Tai Inno Park was completed.

Properties Under Development

The table below sets forth certain information of our property projects under development as of December 31, 2020, comprising properties under development with the land use right certificate and the foundation work construction permit obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai • Longxi
City	Shenzhen	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	331,701	194,595	114,520
(Estimated) Leasable GFA (sq. m.)	264,337	-	-
(Estimated) Saleable GFA (sq. m.)	-	130,166	64,408(a)
Commencement of Construction	May 2017	December 2018	July 2020
Status of Pre-sale Permit	Not eligible	To be obtained	To be obtained
Estimated Completion Time	2021 Q2	2022 Q1	2022
Interest Attributable to Us	100%	100%	100%

Notes:

(a)	Excluding parking space and construction area that needs to be handed over to the local government free of charge. The final floor area is subject to the approval of the government.

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of December 31, 2020, comprising properties for which we have obtained the land use right certificate while the construction commencement permit has not yet been obtained.

Project	Nam Tai Inno Valley
City	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of December 31, 2020.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2020

Announcements of Financial Results

Quarter	Date of release
Q1 2021	April 26, 2021 (Monday)
Q2 2021	July 26, 2021 (Monday)
Q3 2021	November 1, 2021 (Monday)
Q4 2021	January 31, 2022 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial results.

CONTACTS

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of US dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue (1)	68,597	839	71,206	2,965
Cost of revenue	(25,255)	(472)	(27,381)	(1,356)
Gross profit	$43,342	$367	$43,825	$1,609
Expenses
General and administrative expenses	(6,535)	(3,883)	(15,891)	(12,484)
Selling and marketing expenses	(1,878)	(1,080)	(6,991)	(6,460)
	$(8,413)	$(4,963)	$(22,882)	$(18,944)
Net income (loss) from operations	$34,929	$(4,596)	$20,943	$(17,335)
Other income (expense), net (2)	58	404	42	(253)
Interest income	274	371	1,326	2,357
Income (loss) before income tax	$35,261	$(3,821)	$22,311	$(15,231)
Deferred income tax credit (expenses)	(6,566)	1,728	(5,426)	2,040
Consolidated net income (loss)	$28,695	$(2,093)	$16,885	$(13,191)
Other comprehensive income (loss)	9,551	1,925	13,664	(3,136)
Functional currency translation adjustment	9,551	1,925	13,664	(3,136)
Consolidated comprehensive income (loss)	$38,246	$(168)	$30,549	$(16,327)
Earnings (loss) Per Share
Basic	$0.50	$(0.05)	$0.39	$(0.34)
Diluted	$0.50	$(0.05)	$0.39	$(0.34)
Weighted average number of shares (’000)
Basic	56,839	38,585	43,446	38,331
Diluted	56,860	38,585	43,479	38,331

Notes:

(1)	Inno Valley has been open for leasing since July 2018. The property at Wuxi has been rented to a third-party lessee with a term of 12 years ending in October 2030.
(2)

Other income (expenses), net, includes non-operating income of $0.14 million and interest expenses of $0.08 million for the three months ended December 31, 2020. For the three months ended December 31, 2019, other income (expenses), net included non-operating income of $0.47 million and interest expenses of $0.07 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2020 AND 2019

(In Thousands of US dollars)

	December 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	211,131	130,218
Restricted cash	2,064	—
Short-term investments(1)	—	2,166
Rental deposits	156	—
Accounts receivable	3,965	1,032
Real estate properties under development, net(2)	121,691	—
Real estate properties held for sales type lease	31,558	—
Prepaid expenses and other receivables	7,141	9,338
Total current assets	$377,706	$142,754
Rental deposits	287	243
Real estate properties under development, net(2)	190,447	251, 685
Property, plant and equipment, net	26,568	25,950
Real estate properties held for lease, net	92,207	—
Right of use assets	9,695	4,078
Deferred income tax assets	3,842	2,011
Prepaid expenses	—	3,598
Other assets	99	91
Total assets	$700,851	$430,410
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	—	1,410
Current portion of long-term bank loans	6,944	2,081
Accounts payable	61,559	36,676
Rental deposits from customers	1,498	343
Accrued expenses and other payables	6,390	5,699
Advance from customers	69,722	67,642
Current portion of lease liabilities	1,064	529
Total current liabilities	$147,177	$114,380
Long-term bank loans	115,939	93,861
Rental deposits from customers	300	178
Financing lease payable	19	13
Other payables	—	3,598
Deferred income tax liabilities	7,395	—
Noncurrent portion of lease liabilities	9,244	3,642
Total liabilities	$280,074	$215,672
EQUITY
Shareholders’ equity:
Common shares	579	386
Additional paid-in capital	435,587	260,295
Accumulated losses	(9,630)	(26,520)
Accumulated other comprehensive loss(3)	(5,759)	(19,423)
Total shareholders’ equity	$420,777	$214,738
Total liabilities and shareholders’ equity	$700,851	$430,410

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 305-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased would qualify under such definition.

(2)	Capitalization on project investment was $20.2 million for the fourth quarter of 2020 and accumulated project investment was $311.0 million as of December 31, 2020.

(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$28,695	$(2,093)	$16,885	$(13,191)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	998	361	2,301	1,509
Amortization of right of use assets	482	—	1,789	476
Gain on disposal of property, plant and equipment	—	(115)	—	(130)
Share-based compensation expenses	79	145	809	539
Unrealized exchange loss (gain)	(73)	(476)	(85)	516
Deferred income tax liabilities (credit)	6,845	(1,703)	5,564	(2,011)
Changes in assets and liabilities:
Increase in accounts receivable	(2,831)	(236)	(2,933)	(806)
Decrease (increase) in prepaid expenses and other receivables	(540)	(1,437)	2,198	(1,454)
Increase in deposit	(12)	(88)	(200)	(88)
Increase in property under development	(13,054)	(39,313)	(161,771)	(132,077)
Increase (decrease) in accrued expenses and other payables	1,993	1,102	(10)	1,785
Increase in accounts payable	2,022	—	2,261	—
Decrease in lease liabilities	(240)	—	(1,339)	(406)
Increase (decrease) in advance from customers	(52,290)	13,091	2,080	67,387
Increase in rental deposits from customers	647	9	1,620	192
Increase (decrease) in financing lease payable	(1)	—	6	—
Total adjustments	$(55,975)	$(28,660)	$(147,710)	$(64,568)
Net cash used in operating activities	$(27,280)	$(30,753)	$(130,825)	$(77,759)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	(3)	(288)	(680)	(864)
Proceeds from disposal of property, plant and equipment	—	113	—	181
Redemption of marketable securities	—	—	—	7,580
Decrease in short-term investments	—	—	2,166	39,322
Net cash provided by (used in) investing activities	$(3)	$(175)	$1,486	$46,219
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid	—	(45)	—	(487)
Repayment for bank loan	(19,477)	(193)	(57,974)	(193)
Proceeds from bank loan	3,258	90,907	76,503	97,980
Proceeds from shares issued	170,690	1,182	174,483	2,635
Net cash provided by financing activities	$154,471	$91,851	$193,012	$99,935
Net increase in cash, cash equivalents and restricted cash	$127,188	$60,923	$63,673	$68,395
Cash, cash equivalents and restricted cash at beginning of period	74,050	66,924	130,218	62,919
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,957	2,371	19,304	(1,096)
Cash, cash equivalents and restricted cash at end of period	$213,195	$130,218	$213,195	$130,218
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$211,131	$130,218	$211,131	$130,218
Restricted cash	$2,064	$—	$2,064	$—

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2019, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

3.	A summary of the operating income, other (expenses) income, net loss from operations and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$68,597	$839	$71,206	$2,695
OTHER INCOME (EXPENSES), NET:
- Gain (loss) on exchange difference	$(97)	$476	$(85)	$(516)
- Others	155	(72)	127	263
Total other income (expenses), net	$58	$404	$42	$(253)
NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$33,497	$(783)	$26,254	$(8,364)
- Hong Kong	(4,802)	(1,310)	(9,369)	(4,827)
Total net income(loss)	$28,695	$(2,093)	$16,885	$(13,191)

	December 31, 2020	December 31, 2019
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development, net in PRC, excluding Hong Kong	$312,138	$251,685
- Property, plant and equipment, net in PRC, excluding Hong Kong	26,389	25,624
- Hong Kong	179	326
- Real estate properties held for sales type lease in PRC, excluding Hong Kong	31,558	—
- Real estate properties held for lease, net in PRC, excluding Hong Kong	92,207	—
- Right of use assets in PRC, excluding Hong Kong	9,511	3,597
- Hong Kong	184	481
Total long-lived assets	$472,166	$281,713